Filed by Patrick Industries, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Patrick Industries, Inc.

Commission File No.: 000-03922
Date: October 29, 2026

On October 29, 2026, Patrick Industries, Inc. ("the Company") held its third quarter 2026 earnings conference call, during which the proposed merger between the Company and LCI Industries was discussed. The following is a transcript of the earnings conference call:

Third Quarter 2026 Earnings Conference Call
October 29, 2026

Presenters
Andy Nemeth, CEO
Jeff Rodino, President
Matt Filer, CFO
Steve O’Hara, Vice President of Investor Relations

Q&A Participants
Scott Stember – Roth/MKM Partners
Dan Moore – CJS Securities
Joe Altobello – Raymond James
Tristan Thomas-Martin – BMO Capital Markets
Noah Zatzkin – KeyBanc Capital Markets
Craig Kennison – Robert W. Baird

Operator
Good morning, ladies and gentlemen and welcome to Patrick Industries’ Third Quarter 2026 Earnings Conference Call. My name is Rob, and I’ll be your operator for today’s call. At this time, all participants are in listen-only mode. A question-and-answer session will follow the formal presentation. If anyone should require operator assistance during the conference, please press “star”, “zero”, on your telephone keypad. Please note that this conference is being recorded.

I will now turn the call over to Mr. Steve O’Hara, Vice President of Investor Relations. Mr. O’Hara, you may begin.

Steve O’Hara

Good morning, everyone, and welcome to our call this morning. I am joined on the call today by Andy Nemeth, CEO, Jeff Rodino, President, and Matt Filer, CFO.

Certain statements made in today's conference call regarding Patrick Industries and its operations may be considered forward-looking statements under the securities laws. The company undertakes no obligation to publicly update any forward-looking statement whether as a result of new information, future events, or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the Company's annual report on Form 10-K for the year ended December 31, 2025, the joint proxy statement/prospectus included in the registration statement on Form S-4 filed in connection with the proposed merger with LCI Industries, and the Company's other filings with the Securities and Exchange Commission (SEC).
Before we begin, I want to briefly address our previously announced merger agreement with LCI Industries. On October 19, 2026, the registration statement on Form S-4 was declared effective by the SEC, and the definitive proxy statement/prospectus has been mailed to Patrick and LCI shareholders of record. The special meetings of Patrick shareholders and LCI stockholders are each scheduled to be held on November 18, 2026. As you would expect, we are limited in what we can say beyond the information that has already been publicly disclosed in our joint proxy statement/prospectus and our other SEC filings.

I would now like to turn the call over to Andy Nemeth.

Andy Nemeth
Thank you, Steve. Good morning, everyone. We appreciate you joining us on the call.

I want to start by first and foremost recognizing and acknowledging the Patrick team, whose commitment and dedication to staying focused on the controllables, in alignment with our diversified business model, helped us not only deliver continued resilient performance in the quarter but also in continuing to stay true to our strategic vision and plan. The team's efforts to drive innovation and product solutions, deepen customer relationships, and execute with discipline were evidenced in our quarter and in our results.

Next, I'd like to address the latest news regarding our merger with LCI Industries. As you are likely aware, a cash offer for all of the outstanding stock was made to LCI from an outside party. LCI's highly qualified board has been thoughtfully evaluating the offer in alignment with their fiduciary duties and responsibilities. Regardless of the outcome of this evaluation, from Patrick's perspective, we remain highly confident in both Patrick's stand-alone strategy and vision to serve the Outdoor Enthusiast and housing markets, which is active and executing, as well as the value-added opportunity to combine with LCI to further enhance that strategy and vision. We are excited about our brand-fronted deep and wide product portfolio, our team, our culture, and our position in partnership with the customers in the markets we operate, and we will continue to remain on offense to deliver on that strategy and vision.

Now turning back to the quarter. We delivered consolidated net sales of approximately $975 million, essentially flat year-over-year, as growth in our Marine, Powersports, and Housing revenue, resulting from both organic and strategic initiatives, nearly offset the pressure on the RV revenue caused by a 13% decline in the industry's wholesale shipments in the quarter. We also grew our adjusted EBITDA margin by 40 basis points to 11.9% and delivered adjusted earnings per diluted share of $1.03. The broader macroeconomic environment remains challenging. Consumers continue to feel the weight of affordability and geopolitical uncertainty including high interest rates and fuel costs, persistent inflation, and the two concurrent wars happening in Iran and Ukraine. In September, consumer confidence fell to its lowest level since 2014. That pressure is reflected in the RV retail shipment data and, to a lesser extent, in the Marine industry. RV retail shipments have been down 56 of the last 60 months, and Marine retail shipments are estimated to have been down 52 of the last 60 months.

We remain encouraged, however, that our diversified business and industries are well positioned heading into 2027 and for any potential positive inflection point. Dealer field inventories across RV and Marine remain well below historical norms, and OEM production is tightly aligned with retail demand, positioning both industries defensively and in need of a restock upon a potential retail inflection. Powersports demand for utility vehicles, where the majority of our products in that space are focused, remains solid, and following a period of realignment, manufactured housing shipments improved in the third quarter based on our estimates. Additionally, we continue to see positive underlying usage data for our Outdoor Enthusiast markets. Campground occupancy, time on the water, and time on the trail continue to suggest that consumers remain actively engaged in the Outdoor Enthusiast lifestyle. On the housing side, we are steadfast in our belief that there is pent-up demand for affordable housing with limited options available.

At Patrick, we continue to collaborate with our OEM customers to engineer differentiated products and solutions that can enhance the Outdoor Enthusiast experience. We are driving our model based on our broad and deep product portfolio to deliver a more solutions-oriented approach initiated by both innovation and value-add engineering. I want to be precise about what that means and the mutual benefit we believe it can offer Patrick and our customers. Full solutions is more than putting together a package of SKUs. It is about working in collaboration with customers to proactively engineer and design differentiated plug-and-play systems and solve real customer challenges that exist today. These include value add, value engineering, and ease of install while also anticipating future challenges. The Patrick team has thoughtfully curated a portfolio of individual brands, each with a unique product set that can be spec-ed in and installed together, offering a fundamentally different value proposition. Although still in the early innings, we are already seeing initial wins and are excited about the opportunities ahead including the chance to deepen our connection with customers.

On the Marine side, we recently showcased our brand-fronted, solutions-oriented portfolio at the International BoatBuilders’ Exhibition & Conference in Tampa, where feedback was strong, and we are now delivering engineered electrical and tower systems to certain Marine OEMs for model year 2027, with additional programs already in the pipeline for model year 2028. On the RV side, composite products including floors and wall panels continue to take shape in the market and gain traction in tandem with our printing solutions and adhesive and roofing systems. We are extremely excited about the recent launch of Patrick Printing Solutions, which Jeff will walk through in more detail.

From an operating platform perspective, we recently launched a strategic initiative we've captioned Patrick 2.0 in alignment with our ongoing continuous improvement efforts and cost reduction levers to optimize our operating model with organizational best practices at current run rates. This organizational initiative is designed to meaningfully capitalize on procurement synergies, structural adjustments, automation, information technology, software, and AI and certain facility consolidations. These initiatives will not impact our customers or customer service and continue to preserve individual brand identity and our operating flexibility, scalability, and capacity. Additionally, as part of this initiative, we are going to enhance our operating efficiency, improve connectivity with customers, and make it easier to do business with Patrick and in alignment with our full solutions model. We expect to incur certain non-recurring restructuring charges in the fourth quarter related to Patrick 2.0 that will provide recurring long-term savings and efficiencies while enhancing our customer service profile to better serve our customer partners.

Now moving to our balance sheet, which remains a core strategic asset and differentiator in this environment and allows us to remain on offense and drive our capital allocation strategy. We ended the quarter with ample liquidity, no significant debt maturities until 2028, and a reduced net leverage ratio. Over the last 12 months, we generated $203 million of free cash flow. These factors complement our disciplined and strategic approach to capital allocation where we continue to prioritize investments in foundation and growth initiatives that have the potential to deepen our innovation pipeline, drive our solutions model, and bring new manufacturing processes and efficiencies to benefit our customers.

The end markets we serve are built around enhancing experiences for families who take the trip, launch the boat, ride the trail, and come home to a place of their own. We are Enthusiasts, and everything we do is in service of the people who make that lifestyle possible, from the OEMs and dealers who design and deliver the end products to the team members across our organizations who help build them and to our communities where we are privileged to live and enjoy them. We will continue to show up for our customers and team members with enhanced capabilities, expanded collaboration, and a deeper commitment to the markets that have shaped our organization. We are excited about the path ahead and are grateful for the trust our stakeholders continue to place in us.

I'll now turn the call over to Jeff who will highlight the quarter and provide more detail on our end markets.

Jeff Rodino
Thanks Andy, and good morning, everyone.

Our third quarter RV revenue was $362 million compared to $426 million in the same period in 2025, representing 37% of our consolidated revenue. RV industry wholesale unit shipments declined by 13% in the quarter, which equates to approximately 9,700 fewer units being shipped. On a trailing 12-month basis, RV content per unit, or CPU, increased 4% to $5,263. On a quarterly basis, CPU decreased 3% year-over-year. During the third quarter, OEMs and dealers remained disciplined with their production and inventory levels. Dealers managed lean field inventories, and OEMs held production tightly aligned to retail sell through. We estimate third quarter 2026 RV retail unit shipments were off 14% to 88,000 units compared to RV wholesale unit shipments of 66,900, implying a seasonal dealer field inventory destock of approximately 21,100 units during the period. We estimate dealer inventory weeks-on-hand of approximately 15 to 17 weeks, down from an estimated 18 to 20 weeks at the end of the second quarter of 2026 and well below the pre-COVID historical averages of 26 to 30 weeks.

As Andy mentioned on the new product front, we formally launched Patrick Printing Solutions at the 2026 RV Dealer Open House. We showcased our industry-leading new capabilities to a number of customers and media representatives who saw firsthand the design flexibility and enhanced durability and service potential of the printed product. These features offer our customers a powerful and versatile new tool to differentiate and bring aesthetic content to buyers across price points. Customers can also leverage this new platform with our digital virtual reality studio and composite materials, including flooring, ceiling, and wall systems. Looking ahead, we expect to commission a second printer in mid-2027 that will continue to enhance our capabilities including industry-first features that will further expand our value proposition. While we are just at the beginning of this journey, we are enthusiastic about the opportunity and expect adoption to ramp up in the coming model years as OEMs integrate the capability in their design processes.

Beyond the printer, we've used this stage of our cycle to make our business stronger by taking steps to sharpen our operations and position Patrick for current cycle and beyond. Andy mentioned Patrick 2.0, which is complementary with our ongoing cost alignment initiatives we've been taking over the past several years. With RV wholesale unit shipments reaching levels we haven't seen since 2013, we've leaned into levers within our control, streamlining our footprint through facility consolidations, aligning our workforce to current demand, and driving efficiencies across business units and corporate functions. Patrick's core operating structure and strategic playbook remain unchanged, and the disciplined actions we've taken in recent months reinforce the long-term strategy we've been executing against.

Moving to Marine, third quarter revenue increased 14% to $171 million, representing 18% of consolidated net sales, outperforming an estimated 8% increase in Marine industry wholesale powerboat unit shipments. On a TTM basis, our estimated Marine content per wholesale powerboat unit increased 20% to $4,942. On a quarterly basis, estimated Marine content per unit increased 5% year-over-year. We estimate Marine industry retail and wholesale powerboat unit shipments were 39,100 and 34,200, respectively, in the third quarter. This implies a seasonal dealer inventory destock of approximately 4,900 units. We estimate dealer inventory in the field of 15 to 17 weeks-

on-hand, down from an estimated 16 to 18 weeks in the second quarter of 2026. This remains well below the pre-COVID historical averages of 36 to 40 weeks.

Demand in Marine remains bifurcated between premium and entry-level segments of the market with premium remaining more resilient. Consumers at the premium end of the market have been less sensitive to financing conditions and the macro environment. We find the pressures more concentrated at entry-level price points, increasing the importance of reaching and converting first-time and value-oriented buyers. Given this dynamic, Patrick sees a meaningful opportunity ahead driven by our expanding full solutions model and good, better, best product lineup that meets customers across a variety of price points.

On a related note, with the display spanning 7,200 square feet, Patrick's Marine brands had an impressive showing at IBEX earlier this month. We'd like to congratulate the Egis team, who joined the Patrick family last year, on their IBEX Innovation Award in the electrical systems category for their Modular Power Distribution Module, which provides stackable, bus bar-linked architecture to boat builders in a scalable platform.

Our Powersports revenue increased 30% to $128 million in the third quarter versus the prior year period, representing 13% of our third quarter 2026 consolidated sales. Growth was once again led by the continued strength in utility-focused platforms where demand has proven more resilient than in the more discretionary recreational categories. Consistent with our previous quarters, OEM adoption of cab enclosures and premium utility content remains healthy. More recently, our teams have generated additional content wins in Powersports through our premium state-of-the-art audio platforms.

Much of what we're seeing in Powersports today reflects the thesis that we laid out when we acquired Sportech in January of 2024. Since joining Patrick, the business has delivered on the strategic rationale behind the transaction, led by Sportech's engineering-first collaborative product development model. Working directly along our OEM customers from the earliest stages of design, our team’s co-engineer cab enclosure systems including components such as integrated door systems, windshields, roofs, canopies, premium audio offerings from our other brands and more. This approach further solidifies our overarching strategy of becoming more full-solutions oriented and aligns well with our growing OEM demand to offer more creature comfort and convenient features from the factory. The work-first nature and end use case for utility-focused units supports more durable demand and continues to pull premium, highly engineered content into the vehicle.

On the Housing side of our business, third quarter revenue was up 4% year-over-year to $314 million, representing 32% of consolidated sales. Manufactured housing, or MH, represented approximately 55% of housing in the quarter. We estimate MH wholesale unit shipments increased 2%, while total housing starts decreased 4%. On a TTM basis, we estimate content per MH unit decreased 2% to $6,565 versus the prior year period. On a quarterly basis, we estimate content per MH unit decreased 2% year-over-year. The revenue improvement in Housing was driven by our exposure to markets that include big-box retailers, commercial construction, and larger infrastructure projects, where a number of our brands sell various products and components.

While macro factors continue to shape the pace of activity in both MH and site-built housing, estimated MH wholesale unit shipments recovered in the third quarter following a contraction in the first half of the year as manufacturers calibrated production to align with demand. Site-built activity has remained more subdued, affected by the same macroeconomic factors impacting larger consumer discretionary purchases. We believe demand for affordable housing remains strong with conversion dependent on financing environment and consumer confidence.

I will now turn the call over to Matt Filer, who will provide additional comments on our financial performance.

Matt Filer
Thanks, Jeff, and good morning, everyone.

Consolidated net sales for the quarter were $975 million, essentially flat compared to the third quarter of 2025. We generated 30% growth in Powersports revenue, 14% growth in Marine revenue, and 4% increase in Housing revenue, helping offset lower revenue in our RV end market.

We estimate the year-over-year change in our revenue was comprised of 7% organic growth, 2% acquisition growth, and negative 9% industry.

Gross margin increased 100 basis points to 23.6% compared to the third quarter of 2025, primarily due to the solid revenue growth our team delivered in Marine and Powersports.

Excluding merger-related expenses, restructuring costs, and other non-recurring items, our adjusted operating margin was 6.8%, flat with the prior year period. Consistent with the second quarter of 2026, warehouse and delivery costs remained elevated as a percentage of sales, primarily driven by higher fuel and freight costs. Given the prolonged conflict in the Middle East, we currently expect these costs to remain a headwind. During the quarter, we initiated a restructuring program to align our manufacturing footprint and workforce with current demand. We expect the program to generate approximately $10 million in annualized savings while preserving the capacity, capabilities, and talent needed to serve our customers as demand recovers.

On a reported basis, our overall effective tax rate was 32% for the third quarter compared to 26% in the third quarter of 2025. Year-to-date, the reported tax rate is 23%, consistent with the prior year period.

Net income was $21 million, or $0.64 per diluted share, compared to net income of $35 million, or $1.01 per diluted share, in the prior year quarter. On an adjusted basis, excluding the impact of merger-related expenses, restructuring costs, and other non-

recurring items, net income was $34 million, or $1.03 per diluted share, compared to $35 million, or $1.01 per diluted share, in the prior year period.

Reported and adjusted diluted EPS for the third quarter of 2026 include approximately $0.03 in additional accounting-related dilution as a result of Patrick's stock price being above the convertible option strike price for our 2028 convertible notes and related warrants. The prior year's diluted EPS included $0.07 per share.

Adjusted EBITDA increased 3% to $116 million and adjusted EBITDA margin grew 40 basis points to 11.9% compared to the third quarter of 2025. Cash provided by operations for the first nine months of 2026 was $147 million compared to $199 million in the first nine months of 2025. Third quarter cash provided by operations was approximately $78 million compared to approximately $9 million in the third quarter last year. We continue to invest in working capital in support of our customers as they manage commodity inflation in an uncertain tariff environment. This includes maintaining inventory to support our composite products growth strategy where adoption is in the early innings and in alignment with our good, better, best product lineup. Purchases of property, plant, and equipment were $19 million during the quarter.

Available liquidity at the end of the third quarter was approximately $716 million comprised of approximately $700 million of unused capacity on our revolving credit facility and cash on hand. With no major debt maturities until 2028, we have the financial strength and capital necessary to capture long-term organic and inorganic growth opportunities. At the end of the third quarter, our net leverage ratio was 2.9x.

In the third quarter, we returned $15 million to shareholders through regular quarterly dividends. Following the signing of the merger agreement with LCI, we have been restricted from repurchasing additional shares under the agreement's customary interim operating covenants. At the end of the third quarter, we had approximately $62 million available under our existing repurchase authorization.

Turning to our outlook for full year 2026.

Our outlook reflects the current macroeconomic backdrop, which consists of high interest rates, elevated fuel costs and inflation, and lower consumer confidence. As a result, we believe OEMs will maintain disciplined production levels and dealer ordering patterns will remain cautious until retail demand patterns inflect positively in a meaningful way.

We estimate RV retail will be down low double digits and RV wholesale will be between 285,000 to 295,000 units in 2026.

In Marine, we continue to estimate retail shipments will be flat to down slightly and wholesale shipments will be up low single digits in 2026.

In our Powersports end market, we expect our organic content to be up low double digits and full year unit shipments to be up high single digits.

For Housing, we continue to estimate Manufactured Housing wholesale unit shipments and Total New Housing Starts will both be down low to mid-single digits for 2026.

Based on the revisions to our end market shipments, we expect our 2026 adjusted operating margin will be flat versus 2025. However, in alignment with our commitment to our partnership with customers and the industries we serve, we continue to proactively work with customers in the marketplace on incremental volume-based programs to help address affordability. This may negatively impact margins by an additional 20 basis points versus 2025.

We now estimate our 2026 operating cash flow will be $300 million to $330 million, reflecting Q3 and Q4 merger-related costs. With capital expenditures totaling between $70 million to $80 million, this implies free cash flow between approximately $230 million to $250 million.

We continue to estimate that our effective tax rate for the full year will be 24% to 25% for 2026.

Our initial thoughts regarding 2027 include the following: We expect shipments in our RV and Marine end markets will be flat. We expect Manufactured Housing and Total Housing Starts will both be flat to up mid-single digits. Given the more favorable demand trends for utility vehicles and the solid OEM attachment rates we've seen, we estimate both our organic content for Powersports and full year unit shipments will be up 3% to 5%, implying high single-digit growth for our Powersports business.

While our end market outlook remains subdued, driven by the macroeconomic factors we've mentioned, we are committed to growing organically and strategically. Therefore, we estimate our 2027 adjusted operating margin will be up 30 to 50 basis points.

That completes my remarks. We are now ready for questions.

Operator
Thank you. We’ll now be conducting a question-and-answer session. If you’d like to ask a question at this time, you may press “star”, “one”, from your telephone keypad and a confirmation tone will indicate that your line is in the question queue. You may press “star”, “two”, if you would like to withdraw your question from the queue. For participants that are using speaker equipment, it may be necessary to pick up your handset before pressing the “star” keys. One moment, please, while we poll for our first question.

Thank you, and our first question comes from the line of Scott Stember with ROTH Capital. Please proceed with your questions.

Scott Stember
Good morning and thanks for taking my questions, guys.

Jeff Rodino
Morning.

Scott Stember
First question is on the margin. Very impressive 30 to 50 basis points of expansion next year despite what's going on in the industry. Can you maybe talk about your fleet and the logistics business? Diesel prices have gone up quite sharply since last quarter. How are you addressing that, and how is that baked into the forecast for next year?

Andy Nemeth
Thanks, Scott. I think on the fleet side, when you're talking about our transport business, that's where we've seen the most volatility in fuel prices and as well the most impact on the delivery side of the business. High fuel costs have definitely impacted us, especially as it relates to pricing. We're passing along some of the costs but with the fluctuations that we're seeing today up and down, it moves so fast that we're really trying to work with our customers to mitigate as much as we can. But as well, it's just very volatile. And so, I would tell you the consistent run rate with where we're at today is baked into our current forecast for 2027. So, we're anticipating kind of continued high fuel prices at this point in time for next year.

Scott Stember
Got it. And you guys are looking, I guess, for flat retail or shipments next year. What are your touch points telling you or hearing about current demand right now or their appetite to take on product?

Andy Nemeth
I think with where the industry is at, with where the inventory levels are at in the channel right now, I think there's tremendous discipline. And so, that balance is really being well driven by both the OEMs and the dealers. And so, as we look at it, there's really an alignment on how to stock inventory for where the current conditions and as well for a retail inflection. I think people are waiting. There's available capacity. But I expect continued tight controls over inventory balance and maintenance in the field for sure. And so, right now, we're not seeing a lot of changes in really what we've seen in the last couple of quarters as it relates to kind of high-end versus low-end units. And so, we expect that mix to continue, especially with the conditions that we're seeing today across the market. It's very dynamic out there. Purpose-based buyers, cash buyers are buying. Financing and payment type buyers right now, today are still on the sidelines. And so, again, we just need a few things to break here to get some inflection. But right now, there's tremendous balance, and the OEMs and the dealers are really doing a great job.

Scott Stember
Okay. And then just last question on content. You listed some promising new things that are out there. So, it sounds as if there really hasn't been any disruption, I guess, as the merger process is going on. Could you maybe give us what you're looking for as a stand-alone company for Patrick, what would the content range be of growth for next year?

Andy Nemeth

So, I think in these conditions, we've been able to really focus on solutions as we're talking about, really partnering with customers. There's been so much product development and innovation happening over the last couple of years, and it's absolutely reflected in our content numbers. And so, I think while conditions are still muted like they are today and manufacturers are looking to differentiate product, there's just so many options and opportunities that we can bring to the OEMs right from the start, especially as it relates to value-add, value engineering several model years out. We've talked about that in our Advanced Product Group. There's so much we can do from a solutions perspective. And then I think in alignment with some of our Patrick 2.0 initiatives, especially on the procurement side, we're going to be able to help address affordability from our perspective while continuing to drive content and solutions.

So, I would expect continued strong content. Typically, we talk about kind of a 2% to 3% organic content gain on an annual basis across our business, and I think we can do better than that in this environment. Once OEMs shift to really focusing on getting production out of the door at the inflection, I think we'll see some of that slow back down to the 2% to 3% level. But right now, I think there's an incremental opportunity for us to continue to gain content.

Scott Stember
Awesome. That’s all I had. Thank you.

Andy Nemeth
Thank you.

Operator
Our next questions come from the line of Dan Moore with CJS Securities. Please proceed with your questions.

Dan Moore
Thank you. Good morning. Appreciate the color and taking questions. Sticking with the content theme and shifting to Marine, obviously, growth exceptional at 20%. Can you just break that down a little further? How much was organic and how much was from tuck-ins? And what if any benefit of offsetting raw material, price increases to offset raw material inflation was in the quarter? Thanks.

Matt Filer
Yeah. It's a good question. This is Matt. I was just going to let you know, from an industry standpoint, we were down 9%, and organic content growth was 7%, and a little less than half of that was price, and we had 2% benefit from acquisitions. That's kind of overall for Patrick. We don't really give that breakdown from an end market standpoint. But it's pretty aligned there from an overall standpoint.

Andy Nemeth
It's a combination, too, Dan, in Marine of organic and strategic. So, we have done a little bit of M&A on the Marine side of the business. And so, that is contributing, but the majority of it is organic content and some of the solutions that we're doing today. The team has done a great job of really starting to put solutions together. And so, that's starting to take hold, and that's driven a lot of this. But like I said, the engineering, the innovation that has been happening over the last two years when we look at kind of entering into kind of model year '26, model year '27, teams have really been aggressive in attacking kind of those opportunities with customers. And then just pricing-wise, we're doing our best without question to mitigate as much pricing as we can. And I also think there's tremendous opportunity going forward, especially as we look at Patrick 2.0 with a procurement strategy that we're going to implement to even help do some more of that. So, a lot of opportunity to continue to benefit our customers.

Dan Moore
Super helpful. I had a similar question as it relates to Powersports. Just what's driving the revised outlook for organic content growth there? How much is it increased attachment rates versus kind of share gain?

Andy Nemeth
Yeah, it's both. And we've talked a lot about Sportech and the cab enclosures, and they've done a fantastic job. But I'd also tell you our audio is really starting to take hold. And especially as we work into an audio strategy that we're going to roll out here, as well, we're really excited about that. So, the audio component of our business has done well in alignment with Sportech. And then I think when we look at cab enclosure, especially on the organic side, the opportunity for solutions on Powersports is significant. So, we feel really good about what's happened there. It's a combination of kind of utility take rates, right? But, as well, our audio systems are now really starting to kick in.

Dan Moore
Really helpful. Last for me, and I'll jump back in queue. Just Patrick 2.0, you gave a lot of great color. I'm sure there will be more to come. How do we think about just sort of overall capacity when we come out the other side of some of those investments similar to where we are today, enhance your capacity to kind of service a recovery if and when we get that on the RV side of the business? Just how do we think about that? Thanks again.

Andy Nemeth
Yeah, for sure. And that's part of kind of the overall vision behind kind of Patrick 2.0 is to really be able to maintain that flexibility and scalability with available capacity to support our OEM partners when that inflection occurs. And because of the strength of the cash flows that we generate today, the strength of the balance sheet, our liquidity position, we feel like we're in a really good position to continue to maintain that flexibility and scalability that our customers count on and will count on when that inflection point does occur. So, Patrick 2.0 is really about maintaining that in an environment that we're operating in and assuming kind of these run rates right now. So, as we're looking at it, that's really the position that we're taking. You heard our outlook for 2027 at flat. We want to make sure that we're still very well positioned to drive value, drive benefits, increase innovation and automation, but as well, maintain and really see how much capacity we can keep available for customers. But our goal is to maintain that flexibility and scalability. That is an absolute advantage of ours.

Dan Moore
No doubt. Thanks again for the color. I’ll jump back if there’s any follow ups left. Thanks.

Andy Nemeth
Yep. Thank you.

Operator
Our next questions are from the line of Joe Altobello with Raymond James. Please proceed with your questions.

Joe Altobello
Thanks. Hey, guys. Good morning. I want to kind of circle back on the '27 outlook, particularly the adjusted operating margin up 30 to 50 basis points. You mentioned pricing is helping you drive a little bit of margin expansion this year. And I'm curious how much pricing will play into that next year given you're looking at most of your unit outlook is sort of flattish. Thanks.

Andy Nemeth
Yeah, Joe. This is Andy. I don't know that we said pricing is driving that margin expansion. What's driving our margin stability and resilience today is the diversification of our business model. And with the strength in Powersports and the strength in Marine, especially at the high end, those businesses are helping drive margin resilience amongst our businesses, especially when the RV industry is off double digits, right, from a retail and wholesale perspective. So, it's really not a pricing model. We kind of assume almost neutral as it relates to pricing, especially in this environment. I think we're going to be able to benefit our customers with our procurement strategy. But, I mean, from a very clear perspective, the diversification of our business model is driving the resilience in our margins.

Joe Altobello
Okay. Sorry, I thought I heard Matt say that pricing was almost half of the 7% organic growth in the quarter.

Andy Nemeth
It's a small piece of it. But like I said, the real driver is the diversification and the margin profile of the different businesses.

Joe Altobello
Okay. Got it. And just a follow-up on that. My sense is RV OEMs are not ecstatic about your proposed merger with LCI. Have you seen any indication that they may be looking to diversify supply or even vertically integrate in anticipation of that? I think you mentioned CPU on a quarterly basis was down year-over-year. And I'm just curious if you are hearing anything that the merger could impact content per unit growth? Thanks.

Andy Nemeth
So, we're very comfortable with competition in the space and always have been and really promote that. We want our OEM customers to have choices. Our expectation is that we're going to be the most innovative, the best partner to do business with. And so, our goal is to compete. And so, from a vertical integration perspective, we're certainly, that's fine in the market today. And I think we want to continue to have a competitive landscape where OEMs have choices, especially when it drives innovative thought processes amongst our businesses. So, that doesn't bother us. I mean, we absolutely are comfortable with competing with a lot of players in the space.

I think as we look at content, one of the things as it relates to content in this quarter was just such a strong content we had comp last year. We came out of the gates last year extremely strong at model change for model year '26. And so, it's simply the comp is my view on what's happening kind of quarter-over-quarter. But aside from that, I think our goal is to demonstrate to our OEM partners that we are in it for the good of the industry. We expect to be good stewards to the industries and ecosystems that we live in. And so, our goal is going to be to continue to demonstrate to them the value proposition that comes from either Patrick stand-alone or Patrick and LCI combined. So, our vision and strategy has not changed.

Joe Altobello
Very helpful. Thanks, Andy.

Operator
Our next questions are from the line of Tristan Thomas-Martin with BMO Capital Markets. Please proceed with your questions.

Tristan Thomas-Martin
Hey. Good morning. I can't remember who referenced it, but you referenced dealers wanting to see a retail inflection before they really start ordering again. What do you think in their mind would be a retail inflection, a month, two months, three months, whatever retail demand improvement?

Jeff Rodino
Yeah, Tristan. This is Jeff. I think that going into the fall here and into the winter, we've seen the dealers and the OEMs be very mindful. I think Andy mentioned this earlier, the discipline they've taken to keep their inventory levels at a very, very tight place in the market. I don't want to say it's going to be a wait and see, but as we get into the first quarter of next year, start getting to the selling season, start with Tampa and then the various shows that go on, I think the OEMs and the dealers are going to look to see how quickly they have to react to what may happen in the market. As you've seen in the last two years in '25 and '26, we've had something occur at the beginning of whether it's tariffs or a war occur at the beginning of our selling season. So, we're really going to have to be mindful of matching up inventory to where retail is up until the point where we feel like there is a turn in what's happening out there. But there's a lot of unknowns as we go through and talk to our touch points whether it be dealers, OEMs. No one really wants to call it right now and call any type of inflection, but we've just got to wait and see what the macroeconomic and the global issues bring to us at the first part of the year.

Tristan Thomas-Martin
Okay. Thank you. And then you talked a bunch about kind of your own content expectations. How do you think the industry mix is going to look next year given the last couple of years have been so focused on private label and cheaper units?

Jeff Rodino
Yeah. I think it's really kind of the same as the last answer, and we kind of got to wait and see kind of what retail customers are going to come out. I think at the Tampa show this past year, we talked about the fact that we thought the traffic there was looking at the higher end, and we really felt like, oh, mid- to higher end may start to shift back to a little bit of a normal mix out there. Ultimately, we did not see that to the extent that we were hoping. There is a lot more of the private label out there that's going on. But certainly, it's just we keep an eye on the production levels at the customer level if we see that mix. But it's hard for us to tell right now what that mix is going to be depending on what retail customers come out in the spring.

Andy Nemeth
And we're not changing our mix expectations for right now. I mean, we think it's going to be consistent. So, if we do start to see some larger units, that will certainly be a content opportunity for us as we look at it. But right now, we're expecting consistent mix conditions.

Tristan Thomas-Martin
Okay. Great. Let me just sneak one more in here. Just a bunch of companies are talking about tariff refunds. Two parts. One, are you expecting any tariff refunds and then kind of how would that flow through, if you do get it? Thank you.

Andy Nemeth
Yeah. I mean, we've been getting some refunds. I would just tell you that our team did a fantastic job of mitigating tariffs as much as possible, inventory procurement, waiting until kind of tariffs actually hit our inventory. And so, we're passing those out. We're not the importer of record on a lot of our products, and so we're working through some of that with some of our brokers. But overall, I would just tell you, the team did a fantastic job, and we think it's a neutral impact from our perspective, and we certainly want to make sure that we're partnering with customers. But I would tell you, upfront, the team just did a fabulous job of really, really working with their suppliers to mitigate as much as possible and not pass anything along until it actually hit our inventory. And as you've seen our inventories, they've been a little bit high. So, we actually had inventory that wasn't tariffed in a lot of situations. But overall, I'm really proud of the team's work there.

Tristan Thomas-Martin

Great. Thank you.

Operator
The next questions are from the line of Noah Zatzkin with KeyBanc Capital Markets. Please proceed with your questions.

Noah Zatzkin
Hi. Thanks for taking my questions. I guess, first, tough question to maybe answer but around kind of the RV and Marine outlook of flat for next year. If you could just kind of comment on maybe like your view and the state of the union in the RV and Marine end market point in time. And then maybe just any color around kind of confidence and maybe some stability in those end markets. Thanks.

Andy Nemeth
Yeah. I guess, Noah, I'd tell you, I think it feels like we're just in a stalemate right now. I think when we look at the headwinds that are there and the outlook right now is that we don't see any change in the near term in those headwinds that are holding back a retail inflection. But the overall characterization, I think, still exists and has been the theme in, again, cash buyers are buying. Higher-end products are selling. Payment buyers are waiting for the right time and are just in a holding pattern. And not only that, the fuel prices, I think, are certainly impacting payment buyers. So, as we look at it, we just feel like we're in this stalemate where we don't see a lot of things changing right now, and we see continued kind of traction. There's been so much innovation, though, so much product development that's happened that I'm really enthusiastic about the future for these products.

And when we do start to see a little bit of give on some of the economic conditions and things that are holding people back, I think there's a lot of new product opportunity out there that the OEMs have done such a great job with and our teams have done such a great job in bringing to our customers. So, right now, again, I think it's status quo as we kind of see it until something breaks loose, and then we'll see what happens. But right now, our expectation is that this is going to continue until something does happen. But I think it could happen very quickly, as well. So, we're going to be flexible and nimble and ready to move whenever we need to. But again, I'd just say status quo. Like I said, I think we're in a stalemate.

Noah Zatzkin
Thanks. Very helpful. And then maybe just any color on, or updates on, kind of your own pipeline as it sits today and any opportunities that you're looking at? Thanks.

Andy Nemeth
Yeah, for sure. The M&A pipeline, activity is actually picking up in the M&A pipeline, and so I'm pretty excited about some opportunities that are there. We've definitely been more aggressive in the last half of the year or the last three quarters in getting out and making sure that we're knocking on doors and exploring kind of the pipeline opportunities that are there. But activity has actually picked up, and I'm pretty enthusiastic about where we sit today as it relates to M&A.

Noah Zatzkin
Thank you.

Andy Nemeth
Yeah. Thanks, Noah.

Operator
The next question is from the line of Craig Kennison with Baird. Please proceed with your question.

Craig Kennison
Hey. Good morning. Thanks for taking my questions. Andy, I wondered if you could let us know how much of Patrick 2.0 really depends on the merger?

Andy Nemeth
None of it depends on the merger. So, we're implementing this initiative, and it's the right time as we look at kind of, like I said in the previous question with where we sit today in these market conditions, we think it's the right time to really implement some of these organizational initiatives at a deeper level while maintaining our flexibility and scalability. And so, as we look at it, we think this is independent of the merger but absolutely benefits the merger when we think about some of the opportunities that are going to exist as it relates to the synergies and best practices that are going to come out. So, we feel like we're running in parallel, but independent it's absolutely independent of the merger.

It will benefit both, but like I said, we're pretty excited about Patrick 2.0. I think the team is aligned. We've rolled it out, and we're really looking to think about things differently assuming these market conditions are going to continue. And then when the scalability and the inflection point does happen, we're going to be equally scalable and really be able to take advantage. So, like I said, I think it's a combination. It's independent and benefits Patrick, but it will also benefit the merger and kind of gives us an advanced opportunity to drive synergies even as we push into the merger. So, it's both.

Craig Kennison
Thanks. And then on Patrick Printing Solutions, can you provide an example to illustrate the potential to really save on material, labor, production time? And just curious how that will actually benefit you and then your customers. And then finally, how hard will that be to replicate if that really becomes the industry best-in-class?

Jeff Rodino
Yeah, Craig. This is Jeff. It really starts at the beginning of the design process when they're looking at the wall coverings for the insides of their units. We have a lot more flexibility on the front end, which saves a lot of cost. When you're using traditional vinyl product when you're doing the lamination, you're going to have to order several hundred yards, run prototypes, might not like it, make adjustments. We can make adjustments on the fly, and we can change between panels, color variations. So, on the front end, we're saving the money there. Certainly, the ability to duplicate the product on an ongoing basis is really helpful, as well, even on the back end when you get to the warranty, six years from now. They need an exact panel that we printed six years ago, and we can recreate that very easily. As far as how we can replicate that, we already have, as I mentioned in the call, another machine that's going to be commissioned in 2027. Our team is actually working on the capacities beyond that. So, we think that we'll be able to ramp up the capacities commensurate with the demand as people adopt the product and see the benefits as well as the ability for us to do some really unique things within the design of the product. So, we're excited about it, and we feel like it's going to be a game changer in the industry.

Andy Nemeth
I think printing solutions as well, in alignment with our virtual studio and digital design center, is game changer especially when it comes to speed to market, customization of designs, speed of prototyping, and really being able to expedite the process and reduce inventories all around as it relates to just the physical cost of inventory and the prototyping process. And so, as we look at the combination of the two things together, it's industry-leading and industry game changing.

Craig Kennison
And just in terms of replicating that printing solution, like how hard would it be for a competitor or an OEM customer to replicate that capability?

Jeff Rodino
I mean, just from time that we put into it, I think we have some protection in a couple of areas on the product that we are actually printing and how we're printing along with the fact that the investment that it would take to do it is pretty high. So, there's some barriers there that we believe that we've got a pretty good head start on.

Craig Kennison
Thank you.

Operator
Thank you. Ladies and gentlemen, I'll now turn it over to Andy Nemeth for closing remarks.

Andy Nemeth
Thank you, everybody. I want to once again thank the team, the Patrick team for all of their efforts, and that's all the way from our Board to the team across the organization. I mean, this has been an incredibly dynamic time. Our team has continued to demonstrate a tremendous enthusiasm for our customers, for our existing team members, for our communities. They've been so innovative. I'm just really inspired by all of the development that's come out of this time period. I think it's going to continue to benefit Patrick for the long-term future, and we've got a lot of exciting things going on in the pipeline right now, both organically and strategically. And as I look at where we sit today, the opportunities that exist, again, just really excited but really thankful and grateful for all the efforts that have gone into the spirit of this team in these dynamic environments. But like I said, I believe in where we're headed. We are committed to being good stewards to our markets and all that we've been entrusted with, and I think the team continues to show that. So, again, I'm really excited about where Patrick sits. We're going to continue to control what we can control. And I feel like, again, we're going to be on offense while others may be on defense out there, and we want to make sure we're continuing to really partner with our customers. So, with that, we look forward to talking to you after our fourth quarter release.

Operator
Thank you. This concludes today's conference. You may disconnect your lines at this time and thank you for your participation. Have a wonderful day.

Editor

Company Disclaimer

This transcript contains certain statements related to future results, our intentions, beliefs and expectations or predictions for the future, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the effects of external macroeconomic factors, including adverse developments in world financial markets, disruptions related to tariffs and other trade issues, and global supply chain interruptions; challenges and risks associated with importing products, such as the imposition of duties, tariffs or trade restrictions, changes in international trade relationships or governmental policies, including the imposition of price caps, or the imposition of trade restrictions or tariffs on any materials or products used in the operation of our business; adverse economic and business conditions, including inflationary pressures, cyclicality and seasonality in the industries we sell our products; the effects of interest rate changes and other monetary and market fluctuations; the deterioration of the financial condition of our customers or suppliers; the ability to adjust our production schedules up or down quickly in response to rapid changes in demand; the loss of a significant customer; changes in consumer preferences; pricing pressures due to competition; conditions in the credit market limiting the ability of consumers and wholesale customers to obtain retail and wholesale financing for RVs, manufactured homes, and Marine products; public health emergencies or pandemics, such as the COVID-19 pandemic; the imposition of, or changes in, restrictions and taxes on imports of raw materials and components used in our products; information technology performance and security, including our ability to deter cyberattacks or other information security incidents; any increased cost or limited availability of certain raw materials; the impact of governmental and environmental regulations, and our inability to comply with them; our level of indebtedness; the ability to remain in compliance with our credit agreement covenants; the availability and costs of labor and production facilities and the impact of labor shortages; inventory levels of retailers and manufacturers; the ability to manage working capital, including inventory and inventory obsolescence; the ability to generate cash flow or obtain financing to fund growth; future growth rates in the

Company's core businesses; realization and impact of efficiency improvements and cost reductions; the successful integration of acquisitions and other growth initiatives; increases in interest rates and oil and gasoline prices; the ability to retain key executive and management personnel; the impact on our business resulting from wars and military conflicts such as war in Ukraine and evolving conflict in the Middle East; natural disasters or other unforeseen events, and adverse weather conditions. There can be no assurance that any forward-looking statement will be realized or that actual results will not be significantly different from that set forth in such forward-looking statement. Information about certain risks that could affect our business and cause actual results to differ from those expressed or implied in the forward-looking statements are contained in the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, and in the Company's Forms 10-Q for subsequent quarterly periods, which are filed with the Securities and Exchange Commission (“SEC”) and are available on the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of this press release, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances occurring after the date on which it is made

This is a transcript of this conference call that we have attempted to accurately transcribe. There may be errors, omissions or inaccuracies in this transcript. We do not assume responsibility for your use of this content, and we encourage you to do your own research, including listening to the call yourself and reading the Company’s SEC filings.

INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.
Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by the Company and LCI through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by LCI will be available free of charge on LCI’s website at lippert.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Copies of documents filed with the SEC by the Company will be available free of charge on the Company’s website at patrickind.com under the tab “Investors” and under the heading “SEC Filings.”

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The Company, LCI and their respective directors and executive officers may be considered participants in the solicitation of proxies from the stockholders of each of the Company and LCI in connection with the proposed transaction. Information about the directors and executive officers of LCI and their ownership of LCI common stock is set forth in LCI’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 26, 2026, and its proxy statement for its 2026 annual meeting, filed with the SEC on March 27, 2026. Information about the directors and executive officers of the Company and their ownership of Company common stock is set forth in the Company’s Annual Report on Form 10-K for the year ended December

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